                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13D-2(A)

                               (Amendment No. 1)


                            Egreetings Network, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
     ---------------------------------------------------------------------
                        (Title and Class of Securities)

                                   282343102
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                           Jon Groetzinger, Jr., Esq.
                         American Greetings Corporation
                               One American Road
                             Cleveland, Ohio 44144
                                  216-252-7300

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 5, 2001
     ---------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of Page 17)

---------------------------------------------                                           --------------------------------------------
CUSIP NO. 282343102                                               13D                            PAGE 2 OF 17 PAGES
          ---------
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS
              American Greetings Corporation
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              OO
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                       / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER
                                           6,841,074
         NUMBER OF           -------------------------------------------------------------------------------------------------------
          SHARES                   8       SHARED VOTING POWER**
       BENEFICIALLY                        9,064,971
         OWNED BY            -------------------------------------------------------------------------------------------------------
           EACH                    9       SOLE DISPOSITIVE POWER
         REPORTING                         6,841,074
        PERSON WITH          -------------------------------------------------------------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER**
                                           9,064,971
------------------------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
              15,906,045 Shares
------------------------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                                                   / /
------------------------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
              48.2%
------------------------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------

         **American Greetings Corporation may be deemed to beneficially own these shares pursuant to the Tender and Voting Agreement, dated as of February 5, 2001, among AmericanGreetings.com, American Pie Acquisition Corp. and certain stockholders of Egreetings Network, Inc. American Greetings Corporation hereby disclaims any beneficial ownership of these shares.

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CUSIP NO. 282343102                                               13D                            PAGE 3 OF 17 PAGES
          ---------
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS
              AGC Investments, Inc
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              OO
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                      / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER
                                           -0-
         NUMBER OF           -------------------------------------------------------------------------------------------------------
          SHARES                   8       SHARED VOTING POWER**
       BENEFICIALLY                        9,064,971
         OWNED BY            -------------------------------------------------------------------------------------------------------
           EACH                    9       SOLE DISPOSITIVE POWER
         REPORTING                          -0-
        PERSON WITH          -------------------------------------------------------------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER**
                                           9,064,971
------------------------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
              9,064,971 Shares
------------------------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                                                   / /
------------------------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
              27.5%
------------------------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------

         **AGC Investments may be deemed to beneficially own these shares pursuant to the Tender and Voting Agreement. AGC Investments hereby disclaims any beneficial ownership of these shares.

---------------------------------------------                                           --------------------------------------------
CUSIP NO. 282343102                                               13D                            PAGE 4 OF 17 PAGES
          ---------
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS
              AmericanGreetings.com Inc.
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              OO
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                      / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING  POWER
                                           -0-
         NUMBER OF           -------------------------------------------------------------------------------------------------------
          SHARES                   8       SHARED VOTING POWER**
       BENEFICIALLY                        9,064,971
         OWNED BY            -------------------------------------------------------------------------------------------------------
           EACH                    9       SOLE DISPOSITIVE POWER
        REPORTING                          -0-
        PERSON WITH          -------------------------------------------------------------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER**
                                           9,064,971
------------------------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
              9,064,971 Shares
------------------------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                                                   / /
------------------------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 27.5%
------------------------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              CO
------------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------

         **AmericanGreetings.com may be deemed to beneficially own these shares pursuant to the Tender and Voting Agreement. AmericanGreetings.com hereby disclaims any beneficial ownership of these shares.

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CUSIP NO. 282343102                                               13D                            PAGE 5 OF 17 PAGES
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
     1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS
              American Pie Acquisition Corp.
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              OO
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                      / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER
                                           -0-
         NUMBER OF           -------------------------------------------------------------------------------------------------------
          SHARES                   8       SHARED VOTING POWER**
       BENEFICIALLY                         9,064,971
         OWNED BY            -------------------------------------------------------------------------------------------------------
           EACH                    9       SOLE DISPOSITIVE POWER
         REPORTING                         -0-
        PERSON WITH          -------------------------------------------------------------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER**
                                           9,064,971
------------------------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
              9,064,971 Shares
------------------------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                                                   / /
------------------------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
              27.5%
------------------------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              CO
------------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------

         **American Pie Acquisition Corp. may be deemed to beneficially own these shares pursuant to the Tender and Voting Agreement. American Pie Acquisition Corp. hereby disclaims any beneficial ownership of these shares.

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CUSIP NO. 282343102                                               13D                            PAGE 6 OF 17 PAGES
          ---------
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
              ABOVE PERSONS
              Gibson Greetings, Inc.
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              OO
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                                                      / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------------------------------------------------------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER
                                           6,841,074
         NUMBER OF           -------------------------------------------------------------------------------------------------------
          SHARES                   8       SHARED VOTING POWER
       BENEFICIALLY                        -0-
         OWNED BY            -------------------------------------------------------------------------------------------------------
           EACH                    9       SOLE DISPOSITIVE POWER
        REPORTING                          6,841,074
        PERSON WITH          -------------------------------------------------------------------------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                           -0-
------------------------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,841,074 Shares
------------------------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                                                   / /
------------------------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              20.7%
------------------------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              CO
------------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by American Greetings Corporation, an Ohio corporation ("American Greetings"), and Gibson Greetings, Inc., a Delaware corporation, in connection with their ownership of shares of common stock, par value $.001 per share, of Egreetings Network, Inc., a Delaware corporation. Unless otherwise defined in this Schedule 13D amendment, all capitalized terms used shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Items 2(a) through 2(c) and (f) are hereby amended to add the following to the end thereof:

         This statement is also being filed by AGC Investments, Inc., a Delaware corporation and wholly owned subsidiary of American Greetings ("AGC Investments"), AmericanGreetings.com Inc., a Delaware corporation and a wholly owned subsidiary of AGC Investments ("AmericanGreetings.com"), and American Pie Acquisition Corp., a Delaware corporation and wholly owned subsidiary of AmericanGreetings.com ("American Pie"). The principal business and office addresses of AGC Investments is One American Road, Cleveland, Ohio 44144 and the principal business and office address of AmericanGreetings.com and American Pie is Three American Road, Cleveland, Ohio 44114.

         On June 26, 2000, American Greetings announced that:

         o Edward Fruchtenbaum had resigned as President and Chief Operating Officer of American Greetings and that Morry Weiss, Chairman and Chief Executive Officer of American Greetings, had assumed Mr. Fruchtenbaum's responsibilities;

         o James C. Spira was appointed to the new position of Vice Chairman of the Board of Directors of American Greetings; and

         o Dr. Jerry Sue Thornton, president of Cuyahoga Community College, and Charles Ratner, President and Co-Chairman of Forest City Enterprises, Inc. (conglomerate corporation engaged in real estate development, sales, investment, construction and lumber wholesale), were elected to the Board of Directors of American Greetings, and that Albert B. Ratner was no longer a director of American Greetings.

         Schedule I attached hereto and incorporated herein by reference sets forth the name, business addresses, and present principal occupation or employment of each of the executive directors and officers of AGC Investments, AmericanGreetings.com and American Pie.

         Items 2(d) through 2(e) are hereby amended to add the following to the end thereof:

         During the last five years, none of AGC Investments, AmericanGreetings.com, American Pie or, to the best knowledge of AGC Investments, AmericanGreetings.com and American Pie, any executive officer or director of AGC Investments, AmericanGreetings.com or American Pie listed in the attached Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to add the following to the end thereof:

         On February 5, 2001, AmericanGreetings.com, American Pie and Egreetings entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the Merger Agreement, American Pie will commence a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock of Egreetings, for $0.85 per share, or a higher price as may be paid in the Offer, net to the seller in cash, and upon completing the Offer, merge with and into Egreetings (the "Merger"), wherein each remaining share of Egreetings issued and outstanding, other than shares held by American Pie, will be converted into the right to receive $0.85. If the Merger occurs, Egreetings will be the surviving corporation, the directors of American Pie will become the directors of Egreetings, and Egreetings will become a wholly owned subsidiary of AmericanGreetings.com.

         On February 5, 2001, AmericanGreetings.com, American Pie and the certain stockholders of Egreetings entered into a Tender and Voting Agreement (the "Tender and Voting Agreement"). Under the Tender and Voting Agreement, the Stockholders agreed to tender any and all currently owned and subsequently acquired shares to American Pie pursuant to the Offer and vote all of such Stockholders' shares in favor of adoption of the Merger Agreement and against any competing transaction, any action or agreement that would result in the breach of any representation or covenant of Egreetings under the Merger Agreement and any other extraordinary corporate transaction by Egreetings.

         On February 5, 2001, AmericanGreetings.com and Egreetings issued a press release announcing the signing of the Merger Agreement and American Greetings issued a separate press release regarding its investment in Egreetings..

         Copies of the Merger Agreement, Tender and Voting Agreement and the press releases are attached to this Schedule 13D as Exhibits 5, 6, 7 and 8 and are incorporated herein by reference. The foregoing summary of the Merger Agreement, Tender and Voting Agreement and the press releases does not purport to be complete and is qualified in its entirety by reference to the provisions of such agreements and press release.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to add the following to the end thereof:

         The information set forth in Item 4 is hereby incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(5) Agreement and Plan of Merger, dated as of February 5, 2001, among Egreetings, AmericanGreetings.com and American Pie.
(6) Tender and Voting Agreement, dated as of February 5, 2001, among AmericanGreetings.com, American Pie, and certain Stockholders of Egreetings.
(7)      Press release, dated February 5, 2001, issued by AmericanGreetings.com
(8)      Press release, dated February 5, 2001, issued by American Greetings

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2001                   AMERICAN GREETINGS
                                          CORPORATION

                                          By: /s/ William S. Meyer
                                             -----------------------------------
                                          Name:  William S. Meyer
                                          Title: Senior Vice President and Chief
                                                 Financial Officer

                                          GIBSON GREETINGS, INC.

                                          By: /s/ Dale Cable
                                             -----------------------------------
                                          Name:  Dale Cable
                                          Title: Treasurer

                                          AGC INVESTMENTS


                                          By: /s/ Dale Cable
                                             -----------------------------------
                                          Name:  Dale Cable
                                          Title: Treasurer

                                          AMERICANGREETINGS.COM INC.

                                          By: /s/ Maureen Spooner
                                             -----------------------------------
                                          Name:  Maureen Spooner
                                          Title: Chief Financial Officer

                                          AMERICAN PIE ACQUISITION CORP.

                                          By: /s/ Maureen Spooner
                                             -----------------------------------
                                          Name:  Maureen Spooner
                                          Title: Vice President of Finance and
                                                 Administration, Treasurer and
                                                 Secretary

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                   AGC INVESTMENTS, AMERICANGREETINGS.COM INC.
                       AND AMERICAN PIE ACQUISITION CORP.

A.       DIRECTORS AND EXECUTIVE OFFICERS OF AGC INVESTMENTS

         The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of AGC Investments. Unless otherwise indicated below, (i) each individual has held his or her positions with AGC Investments for more than the past five years, (ii) the business address of each person is One American Road, Cleveland, Ohio 44144 and
(iii) all directors and executive officers listed below are citizens of the United States. Directors are identified by an asterisk.

                                         PRESENT PRINCIPAL OCCUPATION OR
       NAME                         EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
       ----                         -------------------------------------------
*Morry Weiss                        Mr. Weiss' principal occupation is Chairman
                                    and Chief Executive Officer of American
                                    Greetings. He is also the President of AGC
                                    Investments. He also serves as a director of Barnett Inc., a manufacturer of plumbing and electrical supplies, National City Bank,
                                    Cleveland, a bank/financial institution,
                                    National City Corporation, a holding company of National City Bank, Cleveland and other banks, and is a member of the advisory board of Prime Venture Partners, an equity investor in companies requiring growth capital.

*Paul Higgins                       Since September 1997, Mr. Higgins' principal
                                    occupation is Manager of Treasury Operations for American Greetings. Prior to joining
                                    American Greetings, he was a senior
                                    consultant t Ernst & Young and business loan underwriter at KeyBank. He is also a Vice
                                    President of AGC Investments.

*Pat Ripple                         Ms. Ripple's principal occupation is Vice
                                    President and Controller of American
                                    Greetings. She is also a Vice President of AGC Investments.

*William Bechstein                  Mr. Bechstein's principal occupation is Vice
                                    President of Delaware Corporate Management,
                                    Inc., (provider of administrative services in Delaware for Delaware corporations).

*David W. Dupert                    Mr. Dupert's principal occupation is
                                    President of Delaware Corporate Management,
                                    Inc.

Dale Cable                          Mr. Cable's principal occupation is Vice
                                    President and Treasurer of American
                                    Greetings. He is also Treasurer of AGC
                                    Investments.

Jon Groetzinger, Jr.                Mr. Groetzinger's principal occupation is
                                    Senior Vice President, General Counsel and
                                    Secretary of American Greetings. He is also
                                    Secretary of AGC Investments

Phyllis Alden                       Ms. Alden's principal occupation is
                                    Assistant General Counsel and Assistant
                                    Secretary of American Greetings. She is also an Assistant Secretary at AGC Investments.

Michelle Creger                     Ms. Creger's principal occupation is
                                    Litigation and Employment Law Counsel at
                                    American Greetings. She is also an Assistant
                                    Secretary at AGC Investments.


B.       DIRECTORS AND EXECUTIVE OFFICERS OF AMERICANGREETINGS.COM

         The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of AmericanGreetings.com. Unless otherwise indicated below, (i) each individual has held his or her positions with AmericanGreetings.com for more than the past five years, (ii) the business address of each person is Three American Road, Cleveland, Ohio 44144 and (iii) all directors and executive officers listed below are citizens of the United States. Directors are identified by an asterisk.

                                             PRESENT PRINCIPAL OCCUPATION OR
        NAME                        EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
        ----                        -------------------------------------------
*Herb Jacobs                        Herbert H. Jacobs has served as a director
                                    since the incorporation of
                                    AmericanGreetings.com, Inc. in June 1999.
                                    From 1983 to June 1999, Dr. Jacobs served as a director of American Greetings, our parent company. Dr. Jacobs' principal occupation is the management of his private investments.
                                    He is also the inventor of a number of
                                    patents relevant to our business operation that are owned by AmericanGreetings.com.
                                    Since June 1994, he has owned and operated a private real estate development company and a private software consulting firm.

*Josef A. Mandelbaum                Josef A. Mandelbaum has served as Chief
                                    Executive Officer since January 2000 and as a director since September 1999. Prior to that, he served as our Senior Vice President of Sales, Business Development and Strategic
                                    Planning since the incorporation of
                                    AmericanGreetings.com, Inc. in June 1999.
                                    From January 1995 to June 1999, Mr.
                                    Mandelbaum served in various capacities for the Electronic Marketing Division of
                                    American Greetings, including Vice President of Interactive Marketing, Director of
                                    Electronic Marketing and Technology
                                    Management and as Business Development
                                    Manager. From 1993 to 1994, Mr. Mandelbaum was a partner in IMG, an interactive direct response consulting and venture capital company specializing in infomercials and interactive projects. Mr. Mandelbaum is a founding member and current Chairman of the Business Practices Committee of Shop.org, an alliance of premier Internet retailers.


*James C. Spira                     James C. Spira has served as Chairman of our
                                    board of directors since the incorporation of AmericanGreetings.com, Inc. in June 1999.
                                    Mr. Spira's principal occupation since July
                                    1999 has been active part-time Advisory
                                    Partner of Diamond Technology Partners,
                                    Inc., a publicly held technology management consulting firm, where he manages specific client relationships and participates in client development efforts. Previously, Mr.
                                    Spira served Diamond Technology Partners as
                                    Senior Vice President from November 1995 to
                                    June 1999, and as a director from February
                                    1996 to June 1999. Before joining Diamond
                                    Technology Partners, Mr. Spira was a group
                                    Vice President of the Tranzonic Companies,
                                    Inc., a manufacturer of personal care
                                    products, from 1991 to November 1995. Prior to his employment with the Tranzonic
                                    Companies, Mr. Spira co-founded Cleveland
                                    Consulting Associates, serving as President and Chief Executive Officer from 1974 until
                                    1989. Mr. Spira serves as a director of
                                    American Greetings Corporation, our parent company, New Media, Inc., an information technology consulting company, Copernicus, a marketing investment group, and is a member of the advisory board of Progressive
                                    Insurance Company's National Accounts
                                    Division, a specialty property-casualty
                                    insurer.

*Morry Weiss                        Morry Weiss has served as a director since
                                    the incorporation of AmericanGreetings.com,
                                    Inc. in June 1999. Since 1992, Mr. Weiss' principal occupation is Chairman and Chief
                                    Executive Officer of American Greetings. He also serves as a director of Barnett Inc., a manufacturer of plumbing and electrical supplies, National City Bank, Cleveland, a bank/financial institution, National City
                                    Corporation, a holding company of National
                                    City Bank, Cleveland and other banks, and is a member of the advisory board of Prime
                                    Venture Partners, an equity investor in
                                    companies requiring growth capital.

*John Backus                        John Backus has served as a director since
                                    September 2000. Mr. Backus is the Managing
                                    Partner of Draper Atlantic, which he founded in March 1999. Mr. Backus was a founding investor of InteliData Technologies, Inc.
                                    and from 1990 through 1999 served as its President and Chief Executive Officer. Mr.
                                    Backus currently serves on the Board of
                                    Directors various companies including
                                    Amazing Media, Singleshop.com, Return Buy,
                                    QB, Inc., WFSDirect.com, and Trancentrix. He is also actively involved in Northern
                                    Virginia Technology Council as the Chairman of its Board of Directors.

Maureen M. Spooner                  Maureen M. Spooner has served as our Senior
                                    Vice President Finance and Operations, Chief
                                    Financial Officer since January 2001 and as
                                    Chief Financial Officer since the
                                    incorporation of AmericanGreetings.com, Inc.
                                    in June 1999. Prior to incorporation of
                                    AmericanGreetings.com she served as Vice
                                    President of Finance and Admistration for the Electronic Marketing Division of
                                    American Greetings. From September 1990 to
                                    June 1999, Ms. Spooner served in various financial management and administrative positions with American Greetings, including
                                    Financial Accounting Manager, Director of
                                    Corporate Financial Planning, and Director of Tax Administration. Prior to her employment with American Greetings, Ms.
                                    Spooner held various positions with Arthur
                                    Andersen & Company and Andersen Consulting.

Charles Fink                        Charles Fink has served as President and
                                    Senior Vice President of Creative since
                                    August 2000. In 1999 he founded eAgents,
                                    Inc., and acted as its President and Chief
                                    Executive Officer until its acquisition by AmericanGreetings.com, Inc. in September
                                    2000. From 1996 to 1999, Mr. Fink served in various capacities for America Online, Inc.
                                    including Vice President and Executive
                                    Director, AOL Channel Programming and Senior
                                    Vice President and Chief Creative Officer,
                                    AOL Greenhouse.

Bruce Petro                         Bruce Petro has served as our Chief
                                    Information Officer since August 2000. Prior to that, he served as our Executive
                                    Director/Vice President of Technology since the incorporation of AmericanGreetings.com,
                                    Inc. in June 1999. From October 1994 to June
                                    1999, Mr. Petro served in the position of Director of Information Technology for the Electronic Marketing Division of American
                                    Greetings.




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



William Weil                        William Weil has served as our Senior Vice
                                    President of Consumer Experience since
                                    September 2000. From May of 2000 to
                                    September 2000, he served as Chief Operating
                                    Officer of eAgents, Inc., at which time as it was acquired by AmericanGreetings.com,
                                    Inc. Prior to his employment with eAgents, Inc., Mr. Weil spent five years at Nickelodeon, a Viacom/MTV Networks Company, where he served as both as a member and Vice
                                    President of the strategy group, as well as the Acting Chief Operating Officer of
                                    RedRocket.com.

Todd Anderman                       February 2000 to December 2000, Mr. Anderman
                                    served as Senior Vice President of Sales at Rollingstone.com, a division of Emusic.com.
                                    From April 1999 to February 2000, Mr.
                                    Anderman served as Vice President of Sales for Tunes.com until its acquisition by Emusic.com. Prior to his employment with Rollingstone.com, Mr. Anderman spent nine years at Ziff Davis in various sales and marketing positions.

Tammy L. Martin                     Tammy Martin has served as our General
                                    Counsel since December 2000. From March 2000 through June 2000 she served as Chief
                                    Financial Officer and General Counsel of
                                    Portalvision, Inc., a software development company. From 1993 to 2000 she served in various capacities with PhoneTel
                                    Technologies, Inc., a telecommunications company, including Chief Administrative
                                    Officer and General Counsel.


C.       DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN PIE ACQUISITION CORP.

         The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of American Pie. Unless otherwise indicated below, (i) the business address of each person is Three American Road, Cleveland, Ohio 44144 and (ii) all directors and executive officers listed below are citizens of the United States. Directors are identified by an asterisk.

                                            PRESENT PRINCIPAL OCCUPATION OR
               NAME                 EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
               ----                 -------------------------------------------
*Josef A. Mandelbaum                President. (For further information, see the
                                    information set forth above for
                                    AmericanGreetings.com.)

*Maureen Spooner                    Vice President of Finance and
                                    Administration, Treasurer and Secretary.
                                    (For further information, see the
                                    information set forth above for
                                    AmericanGreetings.com.)

Bruce Petro                         Senior Vice President, Assistant Treasurer
                                    and Assistant Secretary. (For further
                                    information, see the information set forth above for AmericanGreetings.com.)

                                  EXHIBIT INDEX

No.      Description
---      -----------

(5) Agreement and Plan of Merger, dated as of February 5, 2001, among Egreetings, AmericanGreetings.com and American Pie.

(6) Tender and Voting Agreement, dated as of February 5, 2001, among AmericanGreetings.com, American Pie, and Certain Stockholders of Egreetings.

(7)      Press Release, dated February 5, 2001, issued by AmericanGreetings.com
(8)      Press Release, dated February 5, 2001, issued by American Greeting




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